Profound Medical Corp.

2400 Skymark Avenue, Unit #6

Mississauga, Ontario L4W 5K5

December 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Profound Medical Corp.
Registration Statement on Form S-3
Filed November 13, 2025
File No. 333-291516
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Profound Medical Corp., a corporation existing under the laws of Ontario, Canada (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 to Thursday, December 4, 2025, at 4:30 p.m., Eastern time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request.

Very truly yours,

PROFOUND MEDICAL CORP.

/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz
Cheryl V. Reicin
Eric Foster